SECURITIES AND EXCHANGE COMMISSION

19003237

SEC
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FEB 27 2019
Washington DC
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SEC FILE NUMBER
8- 66495

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 ENDING December 31, 2018

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Reigns Capital Ltd

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 Main Street Suite 901
(No. and Street)

White Plains (City) New York (State) 10601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Silver 914-949-3282
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G. R. Reid Associates, LLP
(Name – if individual, state last, first, middle name)

7600 Jericho Turnpike Suite 4000 (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Neil Silver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Reigns Capital, Ltd

_______________, as of

December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

RICHARD M. PANERO
Notary Public, State of New York
Registration #02PA4995205
Qualified In Westchester County
Commission Expires April 20, 2022

Notary Public

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REIGNS CAPITAL, LTD.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS | *PAGE*

GR REID
ASSOCIATES, LLP
. . . responsive, reliable, resourceful, financial advisement

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Reigns Capital LTD

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reigns Capital LTD as of December 31, 2018, the related statements of operations, changes in shareholders equity, and cash flows for the year then ended, and the related notes supplemental information. (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Reigns Capital LTD as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Reigns Capital LTD's management. Our responsibility is to express an opinion on Reigns Capital LTD financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Reigns Capital LTD in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c-3-1 Schedule 1, has been subjected to audit procedures performed in conjunction with the audit of Reigns Capital LTD's financial statements. The supplemental information is the responsibility of Reigns Capital LTD's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, , The Computation of Net Capital under Rule 15c-3-1 Schedule 1, is fairly stated, in all material respects, in relation to the financial statements as a whole.

G.R. Reid Associates, LLP

We have served as Reigns Capital LTD's auditor since 2014.

Woodbury, New York

February 20, 2019

REIGNS CAPITAL, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS	
Cash and cash equivalents	$ 112,153
Prepaid expenses	3,983
Other assets	1,645
TOTAL ASSETS	$ 117,781
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accrued expenses	$ 3,160
Income taxes payable	80
TOTAL LIABILITIES	3,240
Stockholders' equity	
Common stock, no par value; 200 shares authorized; 26 shares issued and outstanding	5,000
Paid-in-capital	115,000
Retained earnings	(5,459)
TOTAL STOCKHOLDERS' EQUITY	114,541
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 117,781

See notes to financial statements

REIGNS CAPITAL, LTD.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES	
Consulting income	$ 1,148,545
Interest and other income	10,617
TOTAL REVENUES	1,159,162
EXPENSES	
Employee compensation and benefits	1,187,759
Professional fees	27,341
Communuications	5,013
Occupancy	22,560
Pension plan expenses	110,000
Other operating expenses	17,482
TOTAL EXPENSES	1,370,155
NET LOSS BEFORE INCOME TAX PROVISION	(210,993)
INCOME TAX BENEFITS	(80,220)
NET LOSS	$ (130,773)

See notes to financial statements

REIGNS CAPITAL, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Paid-in Capital	Retained Earnings-(Deficit)	Total
Balance - beginning	$ 5,000	$ 115,000	$ 125,314	$ 245,314
Net loss	-	-	(130,773)	(130,773)
Balance -end	$ 5,000	$ 115,000	$ (5,459)	$ 114,541

See notes to financial statements

REIGNS CAPITAL, LTD.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities	
Net loss	$ (130,773)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	211,341
Prepaid expenses	(216)
Accrued expenses	1,272
Income taxes payable	(1,720)
Pension payable	
Deferred income taxes payable	(78,500)
Total adjustments	132,177
Net cash provided by (used in) operating activities	1,404
NET CHANGE IN CASH AND CASH EQUIVALENTS	1,404
CASH - BEGINNING OF YEAR	110,749
CASH - END OF YEAR	$ 112,153

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ -

1 - ORGANIZATION AND NATURE OF BUSINESS

Reigns Capital, Ltd. (the "Company") is a New York Corporation formed on January 12, 2004 organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2018.

The Company primarily receives revenue from consulting fees with Customers located primarily throughout the United States. Approximately 69.58% of its revenue is derived from one client.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Financial instruments that potentially subject the company to credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains cash and cash equivalents with commercial banks and other major financial institutions. At times, such amounts might exceed Federal Deposit Insurance Corporations ("FDIC") limits.

Income Taxes

The Company accounts for deferred income taxes using the liability method. The liability method requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates and laws currently in effect. Additionally, net deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is uncertain that some portion or all of the net deferred tax assets will not be realized.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved

Advisory

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities (deferred revenue in the accompanying statement of financial condition).

Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that management uses.

3 - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

4 - INCOME TAXES

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash basis reporting for income tax purposes and accounts

INCOME TAXES (CONTINUED)

receivable which is not recognized for income tax purposes. The current and deferred portions of the income tax expense consist of the following:

Deferred income tax benefit	$(88,250)
Current income taxes	8,030
	$(80,220)

Management of the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return which would require adjustment to or disclosure in its financial statements. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes the tax returns essentially remain open for possible examination for a period of three years after the date on which those returns are filed.

5 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.). At December 31, 2018, the Company had net capital of $108,913 which was $103,913 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 3% as of December 31, 2018.

6 - PROFIT SHARING PLAN

The Company maintains a profit sharing plan covering its eligible employees. The Company may make discretionary contributions to the plan not to exceed statutory limitations. Benefits are based on years of service and the compensation of the employees. Voluntary employee contributions are not permitted. There were no significant changes during the year ended December 31, 2018 affecting comparability.

Pension plan expense for the year ended December 31, 2018 was $110,000 and is included in other operating expenses on the statement of operations. The fair value of the defined contribution plan assets at December 31, 2018, the latest valuation date available was approximately $2,794,000.

7 - COMMITMENTS AND CONTINGENCIES

Lease

The Company leases its office facilities under an agreement, which provides for scheduled rent increases. Effective October 20, 2016, the Corporation signed a new lease to commence on January 1, 2016 and to end of December 31, 2018. Included in operations for 2018 is rent expense of approximately $22,600.

The Company is presently paying rent on a month to month basis with no new lease agreement.

8 - SUBSEQUENT EVENTS

Management has evaluated all activity through February 20, 2019, the issue date of the financial statements and concluded that no material subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2018

REIGNS CAPITAL, LTD. **SCHEDULE 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Net Capital		
Stockholders' equity	$	114,541
Add: allowable credits-deferred income tax payable		-
Total capital		114,541
Deductions and/or charges:		
Non-allowable assets:		
Other assets		5,628
Total nonallowable assets		5,628
Net capital before haircuts on security positions		108,913
Haircut on exempt securities		-
NET CAPITAL	$	108,913
AGGREGATE INDEBTNESS	$	3,240
(A) MINIMUM NET CAPITAL REQUIRED (6 2/3% of total A.I)	$	216
(B) MINIMUM NET CAPITAL REQUIRED	$	5,000
NET CAPITAL REQUIREMENT (GREATER of (a) or (b))	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	103,913
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL		2.97%

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Focus report filing as of December 31, 2018.

See notes to the financial statements

GR REID
ASSOCIATES, LLP
. . . responsive, reliable, resourceful, financial advisement

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Reigns Capital, LTD
White Plains, New York

We have reviewed management's statements, included in the accompanying exemption report in which (1) Reigns Capital, LTD identified the following provisions of 17 C.F.R. §15c3-3(k) under which Reigns Capital, LTD claimed an exemption from 17 C.F.R. Section §240.15c3-3:([15c3-3(k)(2)(i)]) (the "exemption provisions") and (2) Reigns Capital, LTD stated that Reigns Capital, LTD met the identified exemption provisions throughout the most recent fiscal year without exception. Reigns Capital, LTD's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reigns Capital, LTD's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

G.R. Reid Associates, LLP

Woodbury, NY
February 20, 2019

Annual Audit Exemption Report

Reigns Capital, Ltd claims that it was exempt from SEC Rule 15c3-3 throughout the fiscal year ended December, 31 2018.

Mr. Neil Silver, on behalf of Reigns Capital, Ltd. Reigns Capital, Ltd makes the following statements to the best of his knowledge & belief:

1. Reigns Capital, Ltd. Operates pursuant to SEC Rule 15c3-3 (k) (2) (i)
2. Reigns Capital, Ltd. met the identified exemption provisions in SEC Rule 15c3-3(k) throughout the fiscal year without exception.

REIGNS CAPITAL, LTD.

BY: NEIL SILVER, PRESIDENT

GR REID
ASSOCIATES, LLP
. . . responsive, reliable, resourceful, financial advisement

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTING FIRM

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Reigns Capital, LTD

In accordance with performed the procedures enumerated below with respect to the accompanying Schedule Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by Reigns Capital, LTD, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and, solely to assist you and the other specified parties in evaluating Reigns Capital, LTD's compliance with the applicable instructions of Form SIPC-7. Reigns Capital, LTD's management is responsible for Reigns Capital, LTD's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in Cash disbursements journal, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; Supporting schedules included FOCUS reports and the Reigns Capital, LTD detail work papers summarizing the calculation.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

G.R. Reid Associates, LLP

Woodbury, New York
February 20, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

4*4*****871*****************ALL FOR AADC 105
68495 FINRA DEC
REIGNS CAPITAL LTD
100 MAIN ST STE 901
WHITE PLAINS, NY 10601-3207

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

RICHARD PANERO 914-949-3282

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) (______)

______ Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

REIGNS CAPITAL, LTD
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

EVP
(Title)

Dated the 22 day of JANUARY, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,159,163
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): PRIVATE PLACEMENTS - NOT REGISTERED WITH SEC REAL ESTATE - SECT. 42 LOW INCOME HOUSING TAX CREDIT TRANSACTIONS (Deductions in excess of $100,000 require documentation)	1,159,163
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0015	$ 0 (to page 1, line 2.A.)